[redacted]

RECEIVED
MAR 0 3 2003
SEC MAIL PROCESSING SECTION
WASH 208
AM 3/7/2003

SEC [barcode] COMMISSION
03012853 .49

VP 3-6-03

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37792 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Kosinsky Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010
(212) 532-8898
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Kosinsky, President (212) 532-8898
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chan, William, J.
(Name – *if individual, state last, first, middle name*)

4313 8th Avenue Brooklyn, N.Y. 11232
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 1 9 2003

## OATH OR AFFIRMATION

I, Joseph Kosinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Kosinsky, Inc., 400 Second Ave., NY, NY 10010, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARIBEL ALVERIO
Notary Public, State of New York
No. 01AL6074898
Qualified in New York County
Commission Expires on May 27 2006

Joseph Kosinsky
Signature

President
Title

Maribel Alverio
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

# FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Joseph Kosinsky, Inc., 400 Second Avenue, New York, N.Y. 10010, (212) 532-8898 [13]

SEC FILE NO. 8-37792 [14]

FIRM ID. NO. 019806 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

[20] (No. and Street)

[21] (City)   [22] (State)   [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 1/1/02 [24]

AND ENDING (MM/DD/YY) 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JOSEPH KOSINSKY, PRESIDENT [30]

(Area Code)—Telephone No. (212) 532-8898 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [✓] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] [42]

10-019806-M
JOSEPH KOSINSKY, INC. IIA
JOSEPH KOSINSKY
400 SECOND AVENUE,
NEW YORK NY 10010

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of January 2003

Manual signatures of:

1) Joseph Kosinsky President
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

KER OR DEALER | N 3 | 100

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-37292 [98]
Consolidated [ ] [198]
Unconsolidated [✓] [199]

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 2,302 [200] | | $ 2,302 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [295] | | |
| B. Other | [300] | $ [550] | [810] |
| 3. Receivables from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | [430] | | [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ 46,100 [130] | | | |
| B. At estimated fair value | [440] | 46,100 [610] | 46,100 [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | [470] | [640] | [890] |
| 7. Secured demand notes: market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | 1,577 [680] | 1,577 [920] |
| 11. Other assets | [535] | 66 [735] | 66 [930] |
| 12. TOTAL ASSETS | $ 2,302 [540] | $ 47,743 [740] | $ 53,045 [940] |

OMIT PENNIES

JOSEPH KOSINSKY, INC
400 SECOND AVENUE
NEW YORK, N.Y. 10010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-8998 as of 12/31/02

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

N/A

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities* | Non-A.I. Liabilities* | Total |
|---|---|---|---|---|
| 13. Bank loans payable | | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | | |
| A. Clearance account | | [1114] | [1315] | [1560] |
| B. Other | | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | | |
| A. Unsecured | | [1210] | | [1690] |
| B Secured | | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | | |
| A. Cash borrowings: | | | [1400] | [1710] |
| 1. from outsiders | $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... | $ [980] | | | |
| B. Securities borrowings, at market value: from outsiders | $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements: | | | [1420] | [1730] |
| 1. from outsiders | $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... | $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | | $ [1230] | $ [1450] | $ [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners | $ [1020] | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | | ( [1796] ) |
| 24. TOTAL OWNERSHIP EQUITY | | $ [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ [1810] |

OMIT PENNIES

* ... alternative net capital requirement method need not complete these columns.

ALTERNATIVE FILES

400 SECOND AVENUE
NEW YORK, N.Y. 10010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

## PART IIA

KER OR DEALER Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-8898 as of 12/31/02

### Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | | |
|---|---|---|---|
| A. (k) | (1)—$5,000 capital category as per Rule 15c3-1 | ✓ | 4550 |
| B. (k) | (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k) | (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] | | 4570 |
| D. (k) | (3)—Exempted by order of the Commission | | 4580 |

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

ROKER OR DEALER — Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-0098 — as of 12/31/02

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | | $ | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | $ 5,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | | $ 5,000 | [3760] |
| 14. | Excess net capital (line 10 less 13) | | $ 2,158 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | | $ 7,158 | [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | $ 0 | [379] |
| 17. | Add: | | | |
| | A. Drafts for immediate credit | $ [3800] | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ [3810] | | |
| | C. Other unrecorded amounts (List) | $ [3820] | $ 0 | [383] |
| 19. | Total aggregate indebtedness | | $ 0 | [384] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | % 0 | [385] |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | % 0 | [386] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | [38] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | [38] |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | [37] |
| 25. | Excess net capital (line 10 less 24) | $ | [39] |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | [39] |

OMIT PENI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Joseph Kosinsky Inc. 400 Second Avenue New York, NY 10010

For the period (MMDDYY) from 1/1/02 to 12/31/02

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 55,360 | 4240 |
| A. Net income (loss) | <loss> | | <15,315> | 4250 |
| B. Additions (Includes non-conforming capital of J.K. - AZPC | $ 15,000 | 4262 ) | 15,000 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 55,045 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ -0- | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ -0- | 4330 |

OMIT PENNIES

Joseph Kosinsky, Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2002

| | | Current Month | | Year to Date |
|---|---|---|---|---|
| Cash Flows from operating activities | | | | |
| Net Income | $ | <15,314.74> | $ | <15,314.74> |
| Adjustments to reconcile net income to net cash provided by operating activities | | | | |
| Accum. Depreciation - Furnitur | | 350.56 | | 350.56 |
| Total Adjustments | | 350.56 | | 350.56 |
| Net Cash provided by Operations | | <14,964.18> | | <14,964.18> |
| Cash Flows from investing activities | | | | |
| Used For | | | | |
| Net cash used in investing | | 0.00 | | 0.00 |
| Cash Flows from financing activities | | | | |
| Proceeds From | | | | |
| Paid-in Capital | | 15,000.00 | | 15,000.00 |
| Used For | | | | |
| Net cash used in financing | | 15,000.00 | | 15,000.00 |
| Net increase <decrease> in cash | $ | 35.82 | $ | 35.82 |

| | | | | |
|---|---|---|---|---|
| Summary | | | | |
| Cash Balance at End of Period | $ | 53,401.75 | $ | 53,401.75 |
| Cash Balance at Beg of Period | | <57,610.63> | | <53,365.93> |
| Net Increase <Decrease> in Cash | $ | <4,208.88> | $ | 35.82 |

~~Unaudited - For Internal Use Only~~.

January 23, 2003

Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

SEC # 8-37792, NASD # 19806

The firm operates pursuant to exemptive provisions of SEC Rule 15 c 3-3 (k) (1). Therefore, it is not required to calculate the following:

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15 c 3-3.

(i) Information Relating to the Possession or Control Requirements Under Rule 15 c 3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15 c 3-1. No differences are noted. Computation for Determination of the Reserve Requirements under exhibit A of Rule 15 c 3-3. Exempt.

(k) A Reconciliation between the audited and unaudited Statements of financial Condition with respect to methods of consolidation. No difference between December, 2002 unaudited and audited Net Capital.

(m) Exclusion claimed from membership in SIPC under Section 78 ccc (a)(2)(A)(ii) under SIPA of 1970 and filed on January 03, 2003.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. No audit difference.

William J. Chan, CPA
4313 8th Avenue
Brooklyn, NY 11232
(718) 854-0858

**WILLIAM J. CHAN, CPA**
4313 8$^{TH}$ AVENUE
BROOKLYN, NEW YORK 11232
(718) 854-0858

# INDEPENDENT AUDITORS' REPORT

January 23, 2003

To the Shareholder and Board of Directors of
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 1010

I have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Joseph Kosinsky, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William J. Chan, CPA

**WILLIAM J. CHAN, CPA**
4313 8TH AVENUE
BROOKLYN, NY 11232
(718) 854-0858

January 23, 2003

Joseph Kosinsky, President
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

Dear Mr. Kosinsky:

In planning and performing our audit of the financial statements of Joseph Kosinsky, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (l) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance

with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

William J. Chan

WILLIAM J. CHAN, CPA

SIPC-3

(15 - REV 12/02)

# SECURITIES INVESTOR PROTECTION CORPORATION

## Certification of Exclusion From Membership

**TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").**

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

8 - 37792 NASD
JOSEPH KOSINSKY INC
400 SECOND AVE
NEW YORK, NY 10010

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:
Joseph Kosinsky, Pres, (212)532-8858

certifies that during the year ending **December 31, 2003** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☑ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☑ (ii) the sale of variable annuities;
- ☑ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes* ☑ *No* ☐ *(if inapplicable, please explain).*

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.**

FOR SIPC REVIEWER

DATES: ________ ________ ________
Postmarked Received Reviewed

Complete: ________________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 3rd day of January, 2003

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
~~NEW YORK, N.Y. 10010~~

(Name of Corporation, Partnership or other organization)

Joseph Kosinsky President
(Authorized signature) (Title)

**Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**